UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 17, 2014

Notice is hereby given that the annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company”) will be held on December 22, 2014, at 10:00 a.m. (Israel time), at the offices of Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, Gallery Floor, Ramat Gam, Israel, for the following purposes:

1.
To re-elect five directors (Dilip Shanghvi, Subramanian Kalyanasundaram (known in industry circles as Kal Sundaram), Sudhir Valia, James Kedrowski and Dov Pekelman), who are not External Directors (as defined in the Companies Law, to the Company's Board of Directors (the “Board of Directors”), to serve until the close of the next annual general meeting, under the same terms of remuneration previously approved by the Company’s Audit Committee, Compensation Committee, Board of Directors and Shareholders.

2.
To appoint Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors until the close of the next annual general meeting of the shareholders of the Company, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

3.	To discuss the Company’s consolidated financial statements for the year ended March 31, 2014.

Shareholders of record at the close of business on November 24, 2014, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States.  You may also submit your proxy vote by telephone or via the internet by following the proxy voting instructions included with the enclosed materials.  Shareholders who subsequently revoke their proxies may vote their shares in person.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi
Chairman of the Board of Directors

TARO PHARMACEUTICAL INDUSTRIES LTD.

_____________________

PROXY STATEMENT
_____________________

This Proxy Statement is furnished to the holders of ordinary shares, nominal (par) value NIS 0.0001 each (the “Ordinary Shares”) and of founders' shares, nominal (par) value NIS 0.00001, of Taro Pharmaceutical Industries Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors”) of proxies for use at the annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”), or any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on December 22, 2014, at 10:00 a.m. (Israel time) at the offices of Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, Gallery Floor, Ramat Gam, Israel.

It is proposed that, at the Meeting, the following matters be considered:

1.
To re-elect five directors (Dilip Shanghvi, Subramanian Kalyanasundaram (known in industry circles as Kal Sundaram), Sudhir Valia, James Kedrowski and Dov Pekelman), who are not External Directors (as defined  in the Companies Law, to the Company's Board of Directors (the “Board of Directors”), to serve until the close of the next annual general meeting, under the same terms of remuneration previously approved by the Company’s Audit Committee, Compensation Committee, Board of Directors and  Shareholders.

2.
To appoint Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors until the close of the next annual general meeting of the shareholders of the Company, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

3.	To discuss the Company’s consolidated financial statements for the year ended March 31, 2014.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Proxy votes may also be submitted by telephone or via the internet by following the proxy voting instructions included with the enclosed materials.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, by submitting votes by telephone or internet at a later date, or by voting in person at the Meeting.

Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. The Board of Directors of the Company is soliciting proxies for use at the Meeting.

Only shareholders of record at the close of business on November 24, 2014, will be entitled to vote at the Annual General Meeting.  Proxies are being mailed to shareholders on or about November 17, 2014 and will be solicited chiefly by mail; however, certain officers, directors and employees of the Company may solicit proxies by telephone, fax or other personal contact, none of whom will receive additional compensation therefore. The Company may also retain one or more agents for the purpose of soliciting proxies in connection with the Meeting. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Item 1 – RE-ELECTION OF DIRECTORS

Under the Companies Law and the Articles of Association, the directors of the Company (other than the External Directors) are elected at each Annual General Meeting. The elected directors commence their terms from the close of the Annual General Meeting at which they are elected and serve in office until the close of the next Annual General Meeting, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or regulation or under the Articles of Association.

At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election, as directors of the Company, of the five nominees named below who shall hold office from the close of the Annual General Meeting at which they are elected and serve in office until the close of the next Annual General Meeting, under the same terms of remuneration approved by the Audit Committee, the Compensation Committee, the Board of Directors and by the Annual General Meeting dated July 25, 2013, and by the Extraordinary General Meeting dated March 27, 2014, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or under the Articles of Association.

The list of nominees, all of whom are currently directors, is as follows:
1.	Dilip Shanghvi
2.	Kal Sundaram
3.	Sudhir Valia
4.	James Kedrowski
5.	Dov Pekelman

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a public company, at which the appointment of a director is to be considered, will not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Each of the proposed nominees, has declared to the Company that he or she complies with the required qualifications under the Companies Law for appointment as a member of the Board of Directors of the Company, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of the Board of Directors of the Company.  Copies of the declarations of the directors are available for inspection at the Company’s offices in Haifa Bay, Israel.

The following information is supplied with respect to each nominee for election to the Board of Directors and is based upon the records of the Company and information provided to it by the nominees:

2

Dilip Shanghvi became Chairman of the Board of Directors and of the Nominating Committee in September 2010 and subsequently resigned on April 18, 2012.Mr. Shanghvi was reappointed to the Board of Directors to fill the vacancy created by the resignation of Mr. Aalok Shanghvi on July 18, 2013 and became Chairman of the Company’s Board of Directors on the same day.  Mr. Shanghvi is the founder and Managing Director of Sun Pharmaceutical Industries Ltd. (“Sun Pharma”). Sun Pharma is the fastest growing, most profitable and highest valued pharmaceutical company in India.    Mr. Shanghvi’s extensive experience in the pharmaceutical industry includes being Chairman and Managing Director of Sun Pharma Advanced Research Company Ltd., an international pharmaceutical company engaged in research and development of drugs and delivery systems.  In addition, Mr. Shanghvi is also the Chairman of the Board of Directors of Sun Pharmaceutical Industries Inc. ( earlier known as Caraco Pharmaceutical Laboratories, Ltd.,U.S.A. ), a Sun Pharma subsidiary, since 1997.

Kalyanasundaram Subramanian, known in industry circles as Kal Sundaram, became a member and Chairman of the Company’s Board of Directors in April 2012. Upon the appointment of Mr. Dilip Shanghvi to the Board of Directors on July 18, 2013, Mr. Sundaram resigned as the Chairman of the Company’s Board of Directors while remaining a member of the Board of Directors.  He became Chief Executive Officer of the Company effective August 1, 2013 (committing at least 80% of his time to the Company).  Mr. Sundaram was Sun Pharma’s Chief Executive Officer from April 2010 to April 2012 (and a director of the Sun Pharma Board of Directors until March 2012), and in this role he focused on accelerating Sun Pharma’s growth in India and other emerging market countries and developing broad, strategic alliances with other leading companies in the pharmaceutical industry.  Mr. Sundaram has almost three decades of regional/global experience much of which has been in the pharmaceutical industry, largely with GlaxoSmithKline plc (“GSK,” LSE: GSK, NYSE: GSK), where he has held country, regional and global responsibilities.  As its Managing Director, he led the turnaround of GSK India; and in the regional role, he spearheaded the company’s differentiated and region-specific Emerging Markets strategy.

Sudhir Valia became a member of the Company’s Board of Directors in September 2010.  Mr. Valia joined Sun Pharma as a director in January 1994 and has been a full-time director since his appointment in April 1994.  He currently supports finance, commercial, operations, projects, MIS (Information Technology) and quality control.  Prior to then, Mr. Valia was a chartered accountant in private practice.  Mr. Valia is on the Board of Directors of a number of companies in Sun’s group, including Sun Pharma Advanced Research Company Ltd.  Mr. Valia is a qualified chartered accountant in India.

James Kedrowski was appointed Interim Chief Executive Officer of the Company in October 2010 and member of the Board of Directors of the Company in May 2011.  Mr. Kedrowski resigned as Interim Chief Executive Officer of the Company effective August 1, 2013. Mr. Kedrowski has been with Chattem Chemicals, an indirect subsidiary of Sun Pharma since 1997 and is currently its Executive Vice President.  Mr. Kedrowski’s prior experience includes over twenty years with Alcoa Inc., starting in sales, then purchasing roles culminating as senior purchasing agent for all Chemicals, Energy, and Carbon.  Subsequently, Mr. Kedrowski was in progressive P&L business management positions in the USA before heading to Tokyo for four years of international experience running Alcoa’s Industrial Chemicals business in Asia.  Mr. Kedrowski then returned to the U.S.A. as Operational Vice President for seven North American Industrial Chemicals plants.

Dov Pekelman became a member of the Company’s Board of Directors and Audit Committee in August 2011, the Stock Option Committee in March 2012 and the Compensation Committee in February 2013.  Professor Pekelman is currently Chairman of Atera Networks Ltd., as well as Gilon Investments (TASE: GILN). He lectures at the Arison School of Business of the Interdisciplinary Center (IDC), Herzliya, Israel, serves on the Board of Directors of the IDC and is Chairman of the IDC Corporation, the center’s economic arm. Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) from 1985 to 2008 and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd. Professor Pekelman served on the Board of Directors of several large industrial corporations, including Koor Industries Ltd. (TASE: KOR) and served for 22 years on the Board of Directors of Makhteshim Agan Industries Ltd. (TASE: MAIN).  Professor Pekelman was also a member of the advisory committee of the Bank of Israel. He holds a Ph.D. from the University of Chicago and a B.S. from the Technion, Israeli Institute of Technology. Professor Pekelman is a published author writing on various aspects of business operations.

3

PROPOSED RESOLUTIONS

The Board of Directors will present the following Resolutions at the Annual General Meeting:

“RESOLVED, that Dilip Shanghvi be and is hereby elected to serve as director of the Company until the close of the next Annual General Meeting of Shareholders.”

“RESOLVED, that Kal Sundaram be and is hereby elected to serve as director of the Company until the close of the next Annual General Meeting of Shareholders.”

“RESOLVED, that Sudhir Valia be and is hereby elected to serve as director of the Company until the close of the next Annual General Meeting of Shareholders.”

 “RESOLVED, that James Kedrowski be and is hereby elected to serve as director of the Company until the close of the next Annual General Meeting of Shareholders.”

“RESOLVED, that Dov Pekelman be and is hereby elected to serve as director of the Company until the close of the next Annual General Meeting of Shareholders.”

VOTE REQUIRED

In order to approve the above Resolutions, under Item 1 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy. The Board of Directors unanimously recommends a vote FOR Item 1 above.

Item 2 – APPOINTMENT OF INDEPENDENT AUDITORS

Ziv Haft, Certified Public Accountants (Israel), a member firm of BDO, has been nominated and approved by the Board of Directors and the Audit Committee for appointment as the Company's independent auditors until the close of the annual general meeting of the shareholders of the Company that follows the Annual General Meeting.  The shareholders at the Annual General Meeting are requested to approve such auditors’ nomination and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

PROPOSED RESOLUTION

The Board of Directors will present the following Resolution at the Annual General Meeting:

“RESOLVED, that the Company’s independent auditors, Ziv Haft, Certified Public Accountants (Israel), a member firm of BDO, be and are hereby appointed as the Company’s independent auditors until the close of the next annual general meeting of the shareholders of the Company, and that their remuneration is hereby authorized to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 2 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.  The Board of Directors unanimously recommends a vote FOR Item 2 above.

4

Item 3 - FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED MARCH 31, 2014

The Board of Directors has approved, and is presenting to the shareholders for receipt and discussion at the Meeting, the Company’s annual consolidated balance sheet as of March 31, 2014 and the consolidated statements of income for the period then ended, which are included in the Company’s Report on Form 20-F for the twelve month period ended March 31, 2014, which the Company filed with the U.S. Securities and Exchange Commission on July 2, 2014 and can be accessed at http://www.taro.com.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi
Chairman of the Board of Directors

Dated:  November 17, 2014

5

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TARO PHARMACEUTICAL INDUSTRIES LTD.

December 22, 2014

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card are available at www.taro.com

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00000333333000000000 3 122214

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
Dilip Shanghvi	☐	☐	☐
Subramanian Kalyanasundaram (known in industry circles as Kal Sundaram)	☐	☐	☐
Sudhir Valia	☐	☐	☐
James Kedrowski	☐	☐	☐
Dov Pekelman	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TARO PHARMACEUTICAL INDUSTRIES LTD.

December 22, 2014

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 3:00 a.m. EST, on December 20, 2014.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual General Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, proxy statement and proxy card are available at www.taro.com

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00000333333000000000 3 122214

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

TARO PHARMACEUTICAL INDUSTRIES LTD.

Proxy for Annual General Meeting of Shareholders on December 22, 2014

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Taro Pharmaceutical Industries Ltd. (the "Company") hereby appoints each of Yael Stein, Anat Edrey and Avi Avramoff, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders (the "Annual General Meeting") of the Company to be held on Monday, December 22, 2014, at 10:00 a.m. Israel time at the offices of Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, Gallery Floor, Ramat Gam, Israel, and all adjournments and postponements thereof.

IF NO DIRECTIONS ARE INDICATED THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED AS RECOMMENDED BY THE COMPANY'S BOARD OF DIRECTORS.

(Continued and to be signed on the reverse side.)

14475

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 17, 2014

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ Subramanian Kalyanasundaram
        Name:  Subramanian Kalyanasundaram
        Title:    Chief Executive Officer and Director